Exhibit 12.1

Marathon Oil Corporation
Computation of Ratio of Earnings to Fixed Charges
TOTAL ENTERPRISE BASIS - Unaudited

	Three Months Ended
(In millions)	March 31,

	2014	2013

Portion of rentals representing interest,
including discontinued operations	$8	$6

Capitalized interest,
including discontinued operations	7	4

Other interest and fixed charges,
including discontinued operations	69	73

Total fixed charges (A)	$84	$83

Earnings-pretax income with
applicable adjustments (B)	$1,172	$1,406

Ratio of (B) to (A)	13.95	16.94